EXHIBIT 99.1

Key Highlights

NOVONIX Anode Materials (NAM)

•
Delivered first mass production, commercial-grade sample of synthetic graphite for industrial applications
•
Completed installation and commissioning of all required mass production equipment for our lead customer, Panasonic
•
Continued to provide samples of synthetic graphite material to customers and potential customers for their battery, energy storage, and industrial applications
•
Received a preliminary determination from the U.S. Department of Commerce imposing antidumping tariffs ranging from 93.5% to 102.7% on imported battery-grade graphite from China

NOVONIX Battery Technology Solutions (BTS)

•
Selected to receive up to CAD $5 million in non-dilutive grant funding from Natural Resources Canada for development of Cathode Active Materials
•
Patents granted in the United States and Europe for all-dry, precursor free cathode synthesis technology
•
Continued to advance licensing discussions for patented all-dry, precursor free cathode technology, which included sending samples to Original Equipment Manufacturers (OEM) and Tier-1 battery manufacturers

NOVONIX Corporate Updates

•
On 24 July 2025 announced entry into a funding agreement for up to US$100 million Convertible Debentures (the “Debentures”) with Yorkville Advisors Global, LP (“Yorkville”) and completion of the First Tranche drawdown of $24.5M ($23.3M cash received, net of a 5% discount to the face value of the drawdown)
•
All resolutions for the Debentures were carried at Extraordinary General Meeting (EGM) held on 8 September 2025

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•
On 16 September 2025 a Second Tranche drawdown of $23.5M ($20.3M cash received, net of a 5% discount to the face value of the drawdown and related fees) from the Debentures was completed
•
On 9 October 2025 the final draw from the Second Tranche of $12.0M ($11.4M cash received, net of a 5% discount to the face value of the drawdown) was completed
•
On 28 October 2025 announced the mutual agreement between Yorkville and the Company for the draw of the Additional Drawdown Amount of $40.0M ($38.0M, net of a 5% discount to the face value) and the completion of the drawdown of the Additional Drawdown Amount
•
When considering the amounts received from the Second Tranche final draw of $11.4M and the Additional Drawdown Amount of $38.0M, total cash received from the Yorkville Debentures subsequent to 30 September 2025 and through the date of this report was $49.4M
•
Sold Mt Dromedary Natural Graphite Project in Queensland to Axon Graphite Limited, a wholly owned subsidiary of Lithium Energy, for AUD $2 million
•
Appointed Dwayne Johnson as Chief Operating Officer (post-quarter)
•
Appointed Kimberly Heimert as Chief Legal and Risk Officer

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NOVONIX Anode Materials (NAM)

Global supply chains for battery materials remain under pressure from evolving trade policies and restrictions on critical mineral exports, while U.S. policy continues to incentivize domestic production of critical minerals and supply chain security. Under new legislation, battery producers who wish to claim a Section 45X Advanced Manufacturing Production Tax Credit will be ineligible if they receive “material assistance” from a Prohibited Foreign Entity (PFE). These dynamics further underscore the importance of NOVONIX’s fully domestic synthetic graphite production capabilities with no involvement of PFEs under U.S. legislation.

In the third quarter of 2025, the Company achieved a critical operational milestone with the production and delivery of its first mass production, industrial-grade sample of synthetic graphite to one of North America’s largest value-add carbon processors, with additional shipments expected in Q4. This demonstrates that industrial-grade products can be produced using NOVONIX’s proprietary continuous graphitization furnace technology at a mass production scale and is another step towards bringing our battery-grade materials to market. The ability to provide synthetic graphite to markets outside the battery space diversifies our product portfolio and provides the opportunity to increase our planned production at Riverside for 2026 as we continue to scale the facility. Industrial-grade product qualification is shorter, allowing a faster path to market than battery-grade synthetic graphite. Any target supply volumes will be further defined once final product qualification has been completed and a definitive supply agreement has been executed.

Figure 1 NOVONIX's first mass production, industrial-grade shipment of synthetic graphite.

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At the Riverside facility, NOVONIX completed installation and commissioning of all required mass production equipment for its lead customer, Panasonic. With four graphitization furnaces now fully installed, the Company has commenced furnace calibration and testing of various raw materials as part of the transition to mass production. Customer qualification activities are underway, and with these advancements, Riverside remains on track to become the first large-scale synthetic graphite production facility in North America, underpinned by binding long-term offtake agreements with Panasonic Energy, Stellantis, and PowerCo.

Figure 2 Mass production furnace at Riverside facility.

The Company also continued to provide advanced samples of synthetic graphite materials to a broad range of customers and potential customers across the battery, energy storage, and industrial sectors. Collaboration with LG Energy Solution remains active beyond the expiration of the prior Joint Development Agreement, with development continuing on materials tailored to LGES specifications.

As NOVONIX advances toward initial mass production at Riverside, the Company is strengthening its position as a leading domestic supplier of compliant, high-performance anode active materials. These efforts reinforce NOVONIX’s role in building a resilient North American battery materials supply chain and in supporting the region’s long-term energy security.

U.S. Department of Commerce announces preliminary determination on antidumping duty investigation

In July, the U.S. Department of Commerce (“Commerce”) announced its preliminary determination to impose antidumping (“AD”) tariffs ranging from 93.5% to 102.7% on anode active material (“AAM”), which includes certain synthetic and natural graphite imports from

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China. The effective tariff rate for AAM from China is currently in excess of 160%, which includes the AD tariffs, previously announced Countervailing Duties (“CVD”) of at least 11.5% preliminarily determined by Commerce in May, President Trump’s blanket 30% tariffs on goods from China, and 25% Section 301 tariffs implemented by the Office of the United States Trade Representative last year.

The AD investigation determines whether graphite is being sold at less than fair market value (i.e., “dumped”), while the CVD investigation determines whether the Chinese government is subsidizing the production and supply of graphite AAM to the United States. The additional AD tariff announced by Commerce in July stacks on top of the previously announced CVD. The final determinations for both the AD and CVD investigations are expected to be issued in early 2026.

These decisions underscore the strategic importance of building a domestic supply chain for critical minerals, including synthetic graphite, in the United States. It affirms our business strategy as well as the diversification strategy of our customers to source critical battery materials and components locally. NOVONIX, with the most advanced synthetic graphite production facility in North America, will be significantly increasing the United States production of a critical mineral while strengthening American manufacturing and creating high-quality jobs locally.

NOVONIX Battery Technology Solutions (BTS)
This quarter, revenue from BTS' Ultra-High Precision Coulometry (“UHPC”) hardware business surpassed 2024 total UHPC revenue, driven by improved sales and marketing efforts, as well as ongoing R&D investments across North America, Europe, and Asia. Our UHPC line of business is on a path to reach double digit year-over-year growth. Our R&D services business also delivered a steady performance with consistent revenue during the quarter, with a clear focus on expanding the Q4 pipeline.

In September, members of our UHPC team visited customers and prospective customers in China with our distributor, Toyo China and in October, NOVONIX exhibited at The Battery Show North America in Detroit, Michigan.

Cathode Materials
This quarter, NOVONIX Cathode Materials continued to advance its all-dry, precursor free cathode technology, sending first- and second-round samples to OEMs and Tier-1 battery manufacturers. This proprietary process eliminates the use of water and harmful solvents, increases production efficiency, and reduces energy consumption and greenhouse gas emissions compared to conventional wet processes. With foundational patents secured, we remain focused on scaling the process and progressing commercial licensing discussions.

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The benefits of the NOVONIX process, as compared to a conventional process, include:

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~27% reduction in power consumption
•
Zero waste byproduct generation
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~50% lower processing costs (excluding feedstock)
•
~30% lower capital costs

These results demonstrate the potential of NOVONIX’s cathode process to reshape the economic and environmental footprints of cathode production at commercial scale.

Selected to receive up to CAD$5 million in non-dilutive grant funding from Natural Resources Canada
In August, NOVONIX Cathode Materials was selected to receive up to CAD $5 million in non-dilutive grant funding from Natural Resources Canada under the Energy Innovation Program’s Battery Industry Acceleration call for proposals, which will support the continued development and scale-up of NOVONIX’s patented all-dry, precursor free cathode technology at its pilot facility in Nova Scotia, Canada.

The four-year grant project will focus on:

•
Commercialization of the CAM synthesis technology
•
Optimization of CAM chemistry
•
Operational scale-up
•
Characterization of materials using alternative critical mineral feedstocks
•
Full-scale pouch cell testing to benchmark performance

This investment marks a key milestone in NOVONIX’s strategy to advance sustainable battery materials and technologies. The Battery Industry Accelerator program is part of Canada’s broader strategy to bolster domestic battery manufacturing capabilities, create high-quality jobs, and support companies developing breakthrough clean technologies.

Patents for cathode synthesis technology granted in the United States and Europe
NOVONIX has been granted its foundational patent in the United States and Europe for our all-dry, pre-curser free cathode synthesis process. This patented technology is the first of its kind in the United States (US12378132) and Europe (EP4021854), eliminating the need for precursor materials and directly converting raw metal feeds into finished NMC cathode active materials.

This milestone builds on the Japanese patent (JP7504195B2) granted in 2024 and affirms NOVONIX’s commitment to advancing the future of energy storage through the development of

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high-performance, sustainable, and cost-efficient materials.

NOVONIX Corporate Updates

Announced US$100 million Convertible Debenture Transaction with Yorkville Advisors

In July, NOVONIX and Yorkville Advisors LP announced the execution of a binding multi-tranche funding agreement to provide NOVONIX up to US$100 million (of which US$40 million is subject to further mutual consent of the parties), in exchange for the issue of up to US$100 million of unsecured convertible debentures to Yorkville (the “Debentures”). Upon issuance of the Debentures, the Company completed the First Tranche drawdown of $24.5 million ($23.3 million cash received, net of a 5% discount to the face value of the drawdown).

On 16 September 2025 a draw of $23.5 million ($20.3 million cash received, net of a 5% discount to the face value of the draw and related fees) from the Second Tranche was completed.

On 9 October 2025 the final draw of the Second Tranche of $12.0 million ($11.4 million cash received, net of a 5% discount to the face value of the drawdown) was completed.

On 28 October 2025 announced the mutual agreement between Yorkville and the Company for the draw of the Additional Drawdown Amount of $40.0M ($38.0M, net of a 5% discount to the face value) and the completion of the drawdown of the Additional Drawdown Amount.

When considering the amounts received from the Second Tranche final draw of $11.4M and the Additional Drawdown Amount of $38.0M, total cash received from the Yorkville Debentures subsequent to 30 September 2025 and through the date of this report was $49.4M.

Extraordinary General Meeting

The Company held an Extraordinary General Meeting of shareholders on 8 September 2025 at 9:00am (AEST) in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane.

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Resolution 1 – Ratification of issue of First Tranche Convertible Debentures
•
Resolution 2 – Ratification of issue of Interest Equity Shares to Yorkville
•
Resolution 3 – Approval of issue of Second Tranche Convertible Debentures
•
Resolution 4 – Approval of issue of Additional Tranche Convertible Debentures

All resolutions carried.

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Sold Mt Dromedary Natural Graphite Project in Queensland to Lithium Energy for AUD $2 million
In September, NOVONIX announced the sale of its wholly owned subsidiary, MD South Tenements Pty Ltd, holder of contractual interests in the Mt Dromedary Natural Graphite Project in Queensland, in consideration of AUD $2 million cash pursuant to a Share Sale and Purchase Agreement (dated 24 September 2025) with Axon Graphite Limited, a wholly-owned subsidiary of Lithium Energy Limited (ASX: LEL).

Lithium Energy has also repaid AUD $250,000 advanced by NOVONIX under an IPO Funding Deed with Axon Graphite, which had been NOVONIX’s contribution towards 50% of the IPO-related costs incurred by Axon Graphite.

The sale of the Mt Dromedary asset allows the company to focus its efforts on the production of synthetic graphite and direct its resources toward delivering the most advanced synthetic graphite project in the United States.

Executive Leadership Appointments
Over the past year, NOVONIX has built a new executive leadership team to guide the company through its next phase of growth and execution. With the recent appointments of Kimberly Heimert as Chief Legal and Risk Officer and Dwayne Johnson as Chief Operating Officer, alongside Mike O’Kronley, Chief Executive Officer, and Robert Long, Chief Financial Officer, NOVONIX has assembled an experienced team of leaders with deep expertise across operations, finance, legal, and strategy. Together, this leadership group is focused on driving NOVONIX’s continued growth, operational excellence, and advancement of a sustainable, domestic battery materials supply chain.

Appointed Dwayne Johnson as Chief Operating Officer (post-quarter)
In October 2025, the Company appointed Dwayne Johnson as Chief Operating Officer. Mr. Johnson brings over 30 years of experience in manufacturing and capital project leadership, with a proven record of driving strategic growth, operational excellence, and continuous improvement across multiple industries.

Prior to joining NOVONIX, Mr. Johnson served as Vice President of Strategy, Capital Projects, and Operations at EMT, the largest supplier of manufactured products to the cementitious building products industry. In this role, he led the execution of a five-year strategic growth plan that expanded operations to 10 greenfield manufacturing facilities, oversaw more than $500 million in capital investments, and doubled the company profitability.

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Mr. Johnson holds both B.S. and M.S. degrees in Chemical Engineering from Case Western Reserve University, where he graduated Magna Cum Laude, as well as an MBA. His extensive background in facility construction, process scale-up, and operational strategy will further advance NOVONIX’s mission to build a sustainable and scalable domestic supply chain for battery materials.

Appointed Kimberly Heimert as Chief Legal and Risk Officer
In September, NOVONIX appointed Kimberly Heimert as Chief Legal and Risk Officer. Ms. Heimert brings 30 years of global experience in private equity, debt finance, infrastructure investment, and clean energy. She has held senior legal and leadership roles across the public and private sectors, including serving as General Counsel of the Overseas Private Investment Corporation (now the U.S. DFC), General Counsel of Africa50, and Deputy Chief Counsel of the U.S. Department of Energy’s Loan Programs Office. Most recently, she was CEO of Energy Transition Advisory Group LLC, advising on critical minerals, infrastructure, and sustainable investment.

Her extensive expertise in law, enterprise risk management, corporate governance, and sustainability will support NOVONIX’s continued growth and mission to commercialize a domestic and sustainable alternative to foreign-sourced graphite.

Financial Overview

Cash Balance

The Company’s cash balance as of 30 September 2025 was $44.7 million.

Payments to Related Parties
A total of $142,000 was paid to Directors and their associates for salary and wages, director fees, and superannuation during the quarter ended 30 September 2025.

Capital Expenditures

The Company invested US$13.7 million in property, plant and equipment during the quarter ended 30 September 2025, primarily for production assets at its Riverside facility in Chattanooga, Tennessee. In the quarter ending 31 March 2025, the Company submitted a $15.2 million claim for reimbursement from the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”). This reimbursement has not yet been received as of the issuance of this QAR. In connection with the federal government’s recent cost reduction efforts, as of 30 September 2025 MESC is currently reviewing all grants previously made under the Bipartisan Infrastructure Law to determine which projects are aligned with national and economic security interests. While as of

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30 September 2025 the timing of MESC’s review is uncertain, the Company continues to comply with all requests from MESC and advances its progress at Riverside to reach production for its lead customer, Panasonic.

This announcement has been authorized for release by NOVONIX Chairman,
Mr. Ron Edmonds.

About NOVONIX

NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit www.novonixgroup.com or follow us on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling and commencement of commercial production at our Riverside facility, production and shipping timelines, the increasing demand of customers, potential future offtake and other agreements, the impacts of economic uncertainty, tariffs, and other legislation on our timely achievement of targets and customer milestones, our ability to obtain or maintain and benefit from additional government funding and other support, our expectations of the benefit of the antidumping ruling and tariffs imposed on China, improving and growing our battery testing

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equipment and research and development services business, our continued investment in and efforts to commercialize our cathode synthesis technology, our receipt of future proceeds from the convertible debentures offering, and our efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, the impact of government support, our ability to develop and commercialize our cathode process and materials, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data
This Report contains estimates and information concerning our industry and our business, including estimated market share in the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research

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surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry, and our business, involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and report.

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Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Appendix 4C
Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	30 September 2025

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000
1.	Cash flows from operating activities	2,833	5,680
1.1	Receipts from customers
1.2	Payments for	(3,098)	(5,577)
	(a) research and development
	(b) product manufacturing and operating costs	(1,076)	(2,422)
	(c) advertising and marketing	(61)	(197)
	(d) leased assets	-	-
	(e) staff costs	(5,151)	(16,903)
	(f) administration and corporate costs	(3,269)	(13,309)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	196	718
1.5	Interest and other costs of finance paid	(366)	(1,267)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	774	1,800
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(9,218)	(31,477)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(13,741)	(47,789)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	4	(10)
2.2	Proceeds from disposal of:	1,322	1,322
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other: – Refunds / (payments for security deposits – Government grants	(143) -	(966) 14,061
2.6	Net cash from / (used in) investing activities	(12,558)	(33,382)
3.	Cash flows from financing activities	-	25,106
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(55)	(155)
3.5	Proceeds from borrowings	45,600	45,600
3.6	Repayment of borrowings	(251)	(881)
3.7	Transaction costs related to loans and borrowings	(3,245)	(3,245)
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(436)	(1,094)
3.10	Net cash from / (used in) financing activities	41,613	65,331

4.	Net increase / (decrease) in cash and cash equivalents for the period	24,820	42,557
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(9,218)	(31,477)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(12,558)	(33,382)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	41,613	65,331
4.5	Effect of movement in exchange rates on cash held	88	1,716
4.6	Cash and cash equivalents at end of period	44,745	44,745

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	44,745	24,820
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	44,745	24,820

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		142
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	38,217	38,194
7.2	Credit standby arrangements	-	-
7.3	Other (please specify) – Convertible debentures	57,000	45,600
7.4	Total financing facilities	95,217	83,794
7.5	Unused financing facilities available at quarter end		11,423
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
On 24 July 2025, the Company entered into a Funding Agreement for US$57,000,000, net of a 5% discount, of unsecured convertible debentures. Interest rate is 5% and the debentures are convertible at the holder’s election (full terms set out in the ASX Announcement of 24 July 2025 ‘NOVONIX Announces Entry into Funding Agreement with Yorkville Advisors Global, LP ‘. The debentures were drawn to US$45,600,000 at 30 September 2025.
•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.05%. As of 30 September 2025, the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 30 September 2025. Interest rate is variable and is currently 7.05%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The loan facility was modified to CAD$500,000 on 16 September 2024. The modified facility is repayable in monthly instalments, commencing 31 October 2024 and ending 31 January 2034. Interest rate is variable and is currently 6.05%. As of 30 September 2025, it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 30 September 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 30 September 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 30 September 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 30 September 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 30 September

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

	2025. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.
8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(9,218)
8.2	Cash and cash equivalents at quarter end (item 4.6)	44,745
8.3	Unused finance facilities available at quarter end (item 7.5)	11,423
8.4	Total available funding (item 8.2 + item 8.3)	56,168

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	6.1

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2025

Authorised by:	By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms

NOVONIX®

ACN 157 690 830

Level 38, 71 Eagle Street
Brisbane, QLD 4000, Australia
novonixgroup.com

1029 West 19th Street
Chattanooga, Tennessee
37408 USA

novonixgroup.com